                                                                      Exhibit 12

December 11, 1998

Thomas Vogt
120 Mallard Lane
Loretto, Minnesota 55439

Dear Tom:

This letter will confirm our understanding that you will be retiring from your position as Controller of Fingerhut Corporation, Inc. (the "Company") effective March 31, 1999. ("Resignation Date"). The Company is prepared to offer you certain benefits in exchange for your execution of this Separation Agreement and General Release ("Agreement"). The terms of the Company' separation offer to you are outlined below.

AGREEMENTS AND UNDERSTANDINGS:

         1. RETIREMENT. You hereby agree to retire from your position as Controller effective March 31, 1999. You agree and understand that effective March 31, 1999, you will no longer be an employee of the Company and your consulting arrangement, which will begin on April 1, 1999, will be governed by the terms set forth below.

         You acknowledge that all benefits and privileges of employment with the Company end as of the close of business on March 31, 1999 except for those payments and benefits described in this Agreement, (provided that you do not rescind this Agreement in accordance with Section 11) and those to which you are otherwise entitled by operation of law.

         2. CONSULTING SERVICES. Upon retirement from your employment, you will begin providing consulting services to the Company. Provided that you do not rescind this Agreement in accordance with Section 11 of this Agreement and you satisfy the terms of your consulting agreement, you will continue as a consultant until March 31, 2000 and the Company will continue to compensate you at your current base rate of compensation of $121,590.56. Your compensation will be paid bi-weekly in accordance with the Company's normal payroll periods.
The Company will issue a Form 1099 for these amounts.

         As a consultant, you will report to Michael Sherman and John Manning and you will be available to spend 10 hours per month providing consulting services on the Walker litigation, any other current or potential litigation exposure and financial matters.

You agree to make yourself available upon reasonable notice to discuss with the Company and its counsel issues related to the Walker litigation, any other litigation or potential litigation exposure and any financial matters. You also agree to appear without subpoena for deposition or testimony and to meet with the Company's (not plaintiffs') attorneys for deposition preparation and trial preparation. You agree to be available in excess of the 10 hours per month should you be deposed in the Walker litigation or if the case goes to trial. The Company agrees that, when its requests require travel, it will pay your reasonable expenses, including all "out of pocket" expenses, consistent with the Company' policy governing reimbursement.

         It is expressly understood and agreed that you will be an independent contractor and not an employee of the Company with respect to this consulting arrangement. You shall be responsible for paying any and all payroll and income taxes of any nature whatsoever, including, without limitation, FICA and/or self-employment taxes, imposed upon the compensation paid to you as a consultant.

         In the event that you breach any provision of this Agreement, your services as a consultant will terminate upon 30 days notice of termination by the Company to you. The Company also can terminate the consulting arrangement based upon your failure to provide the services described in this Section. In the event of such termination prior to March 31, 2000 (whether by you or the Company), you understand and agree that the Company will have no further obligations under this Section 2.

         3. BENEFITS OF SEPARATION AGREEMENT.

            (a) Except as otherwise provided herein, you will not be eligible to receive any additional contribution under the Fingerhut Companies, Inc. Stock Option Plan, the 1995 Long-Term Incentive and Stock Option Plan, the Key Management Incentive Bonus Plan, the Fingerhut Corporation Profit Sharing and 401(K) Savings Plan or any other plan (excluding your rights to benefits under the medical, dental and vision plans, life insurance and disability insurance and the Fingerhut Corporation Pension Plan. Your rights in these plans are described in your Separation Related Benefits and Insurance Information)

            (b) 1998 Profit Sharing Contribution

                  Your profit-sharing contribution for fiscal year 1998 will be calculated and paid contemporaneously with awards made to other participants in the plan. This Agreement does not create any independent right to receive an award under the Fingerhut Corporation Profit Sharing and 401(K) Savings Plan.

            (c) Pro-Rated Payment in Lieu of 1999 Profit Sharing Contribution

                  You will receive a pro-rated payment in lieu of your
            profit-sharing payment for 1999. This payment will be paid at a level of 10% of the compensation paid or owed for consulting services as of your termination date of March 31, 1999 or a total of $3,180. This payment will be made on or around April 15, 1999 and will be calculated exclusive of any Key Management Incentive Bonus payments received in 1999.

            (d) 1998 Key Management Incentive Bonus

                  Your Key Management Incentive Bonus for fiscal year 1998 will be calculated and paid contemporaneously with awards made to other participants in the Plan. This Agreement does not create any independent right to receive an award under the Key Management Incentive Bonus Plan.

            (e) Pro-Rated Payment in Lieu of Key Management Incentive Bonus

                  You will receive a pro-rated payment in lieu of your 1999 Key
            Management Incentive Bonus, which will be in the amount of $10,812. This payment will be calculated based upon your termination date of March 31, 1999 and will be made on or around April 15, 1999. A copy of the KMIB calculation will be provided to you.

            (f) Effective as of March 31, 1999, you will be paid for unused accrued vacation, if any, in accordance with the agreement you reached with John Manning (which is incorporated herein by reference) and in accordance with Company policy. You will be permitted to take one week of vacation during February of 1999 in order to use an additional week of vacation which will accrue in January of 1999.

            (g) You acknowledge and agree that all items of remuneration and/or benefits, not specifically mentioned in Sections (a) through (f) above, including, but not limited to bonuses and incentive pay have been resolved and included in the payment referenced in Section 2 and you have no additional claim to any other items of remuneration or benefit, except those benefits included in the Company's retirement policy which are applicable to you, including but not limited to medical insurance and pension benefits.

         4. STOCK OPTIONS.

            (a) Effective as of your Termination Date, your participation in the Fingerhut Companies, Inc. 1995 Long-Term Incentive and Stock Option Plan (the "1995 Plan") will cease. Based on the terms of the 1995 Plan and the stock options granted to you on July 28, 1997, before the expiration of ninety (90) days after your Termination Date you will be able to exercise your vested option to purchase 5,586 shares at the price of $7.1086 per share; this option shall terminate and may no longer be exercised on the 91st day following your Termination Date.

            (b) Other than those options specifically set forth above, all unvested options that you have will expire and be of no further legal effect on March 31, 1999.

            (c) You shall not have any rights as a shareholder of the Company with respect to the options referred to in this Section until you pay the full consideration for the shares covered by such options, and a stock certificate evidencing such shares shall be issued to you.

            (d) The options referred to in this Section 4 shall not be transferable (notwithstanding the terms and provisions set forth in the Plan), and shall not be pledged or hypothecated in any way or subject to execution, attachment or similar process.

         5. NON-DISCLOSURE. You acknowledge that in the course of employment with the Company, you have had access to confidential information and trade secrets relating to the business affairs of the Company and/or related companies and entities and that through March 31, 2000, you will continue to have access to confidential information and trade secrets relating to the business affairs of the Company and/or related companies and entities. You agree that you are obligated to not, at any time, without the prior written consent of the Company's General Counsel, disclose or otherwise make available to any person, company or other party confidential information or trade secrets.

         For the purposes of this Section 5 (Non-Disclosure), the terms Confidential Information shall mean all Company information: (1) which has been designated by the Company as confidential and is protected by the Company as such; (2) which is known only to you or others in a confidential relationship with the Company or any subsidiary or affiliate thereof; (3) which is related to matters such as trade secrets, customer or mailing lists, pricing or credit techniques, research or development activities, suppliers, books or records or private processes of the Company or any subsidiary or affiliate of the Company; or (4) which is not known to others, readily available to others from sources other than you; provided, however, that the foregoing shall not prevent you from using your learned skills, know-how or business experience to pursue a livelihood.

         Any company business documents that have come into your possession as an employee of the Company will be subject to the Non-Disclosure provision of this Section and will remain with the Company with the exception of your performance reviews, PCR's, KMIB assessments and calculations, stock option summaries, SEC Form 4's, and any other documents pertinent to your own employee development or benefits.

         You will be given a copy of the Fingerhut Companies, Inc. Directors and Officers Liability Insurance binder.

         You acknowledge your continuing agreement to abide by the terms of the Standards of Ethical Conduct, including the Confidentiality Agreement you executed. The covenants and undertakings of this Section 5 will survive the termination of this Agreement.

         You also agree that during your employment and until the conclusion of your consulting arrangement, if you are contacted and asked to cooperate and assist any individual who is pursuing or considering whether to pursue any claims, demands, charges, suits or causes of action of any kind against the Company, you will notify the Company's General Counsel.

         6. NON-SOLICITATION. You further agree that you will not, for a period of one (1) year following the termination of your employment with the Company for whatever reason, on your behalf or on behalf of any person or entity, directly or indirectly, solicit, place or recruit (1) any employee who has been employed by the Company or any affiliate of the Company at any time during the one (1) year immediately preceding such solicitation, and (2) any person or entity who or which is a client or customer of the Company or any Company affiliate or any supplier, lender, lessor any other person or entity which has a business relationship with the Company or any Company affiliate, in order to influence or induce such employee, client or customer to terminate or lessen by 50% his, her or its relationship with the Company or any Company affiliate, or to develop relationships with you or any other person which would have the same effect.

         The restrictions in this Section 6, will apply regardless of whether you act directly, indirectly or whether you act personally or as an executive, agent, partner, consultant or otherwise. However, this does not prohibit fair competition without the intent to solicit, place, recruit, influence or induce.

         7. CONFIDENTIALITY AND NON-DISPARAGEMENT. You agree to keep the terms and conditions under which this Agreement has been reached, including the terms and conditions of this Agreement, forever confidential. This means you will not disclose the terms and conditions of this Agreement, or the facts and circumstances leading up to this Agreement to any individual or entity, except your spouse, your attorneys, accountants, tax consultants, state and federal tax authorities, as may be required by law or to enable you to pursue your legal rights as a shareholder in the Company or in your legal defense as it relates to duties undertaken as an officer of the Company. You agree to advise your spouse, attorneys, accountants and tax consultants about the confidentiality of this Agreement. If compelled by the judicial process to disclose any terms of this Agreement, you agree to notify the Company before the information is revealed, of the information you wish to reveal, the reason therefore and the identity of the entity seeking the information. You agree that in the event that Fingerhut proves either in a court of law or in arbitration that you have disclosed any of the terms of this Agreement, you shall be liable to the Company for any and all injuries or damages sustained by the Company, including costs, disbursements and attorneys' fees incurred by the Company as a result of your disclosure.

         You agree that you will not at any time, disparage, demean or criticize the products, services, or management of the Company or do or say anything to cause injury to the reputation of the Company or its Officers, executives or products except to the extent you are pursuing your legal rights as a shareholder in the Company or in your legal defense as it relates to your duties as an officer of the Company.

         8. RETURN OF PROPERTY. You agree that prior to March 31, 1999, you will return all company property in your possession including, but not limited to, your company credit card (or any credit card on which the company is a guarantor). Further, you agree to repay to the Company the amount of any permanent or temporary advances and balance owing on any credit cards of any monies due and owing the Company or for which the Company is a guarantor. The Company agrees to reimburse you for expenses incurred on behalf of the Company before March 31, 1999 and properly submitted in accordance with Company policy by April 15, 1999.

         9. RELEASE. For the consideration expressed herein, exclusive of benefits received pursuant to the Company's retirement policy, you hereby release and discharge the Company and its predecessors, successors, assigns, subsidiaries and affiliates, counsel and insurers and all of their Officers, executives, agents, assigns, insurers, representatives, counsel, administrators, successors, shareholders, and/or directors (hereafter collectively referred to as the "Released Parties") from any and all claims, demands, actions, liabilities, damages, or rights of any kind, other than future claims that may arise by reason of your status as a shareholder, whether known or unknown, arising out of or resulting from any act or omission by the Company up through the date of your signature on this Agreement.

         You further understand that you are giving up any and all claims, whether developed or undeveloped, whether known or unknown, including, but not limited to, all claims, complaints, causes of action or demands which you have or may have against the Released Parties relating in any way to the terms, conditions or circumstances of your employment and your retirement from employment including, but not limited to, statutory or common law claims for employment discrimination based upon age, sex, sexual orientation, sexual harassment, religion, race, national origin, disability or other claims arising under or based upon the Minnesota Human Rights Act, the Minnesota Age Discrimination Law, Title VII of the Civil Rights Act of 1964, the Employee Retirement Income Security Act of 1973, the Rehabilitation Act of 1973, the Age Discrimination in Employment Act, the Americans With Disabilities Act, the Older Worker Benefit Protection Act, the Equal Pay Act, the Fair Labor Standards Act, and any other federal, state or local statute or law. You also understands that you are giving up all claims, including those in contract, quasi-contract or tort, including but not limited to, claims based on statutory or common law claims for negligence or other breach of duty, violation of Minn. Stat. Section 176.82, wrongful discharge, breach of express or implied contract, sexual harassment, promissory estoppel, breach of any express or implied promise, misrepresentation, fraud, retaliation, assault, battery, negligent or intentional infliction of emotional distress, defamation, invasion of privacy, tortious interference with contract, negligent hiring, retention or supervision, retaliatory discharge contrary to public policy or any other theory whether legal or equitable.

         You understand that this Release will not and does not impair or apply to any existing vested rights you have under the written terms of any presently existing employee benefit plans of the Company or which you may have under worker's compensation and unemployment compensation laws, or by reason of entering into this Agreement and Release itself.

         Except as is otherwise prohibited by law, you agree that you will not institute any claim for damages, by charge or otherwise, nor otherwise authorize any other party to institute any claim for damages via administrative or legal proceedings against the Company, its Officers, executives, agents, assigns, insurers, representatives, counsel, administrators, successors, shareholders, and/or directors. You also waive the right to money damages or other legal or equitable relief awarded by any governmental agency related to any such claim. Except as may be prohibited by law, you agree that if you violate this covenant not to sue, you will pay the Company' attorney's fees.

This Release does not prohibit claims arising out of the breach of this agreement.

         10. REVIEW OR CONSIDERATION PERIOD. You are advised to consult with legal counsel before signing this Agreement. You understand that you may take twenty-one (21) days to consider the terms of this Agreement before you sign it. You further understand that you may sign the Agreement prior to the expiration of the twenty-one day (21) day period without prejudice to yourself or to the Company. You agree that any changes to this Agreement, whether material or immaterial, do not restart the twenty-one (21) day consideration period. You further represent that you have carefully read and fully understand all provisions of this Agreement and that you have had a full opportunity to have all the terms of this Agreement explained to you by counsel. You understand that by signing this Agreement, you are giving up all rights to assert any claims against the Company arising up through the date of your signature on this Agreement. By your signature, you acknowledge that you fully understand and accept the terms of this Agreement and you represent and agree that your signature is freely, voluntarily and knowingly given. You agree that the promises of the Company in this Agreement are fair and adequate consideration for the promises and releases you are giving. No payments or benefits pursuant to this Agreement shall become due and payable until Agreement has become effective as outlined in Section 12.

         11. RESCISSION PERIOD. You understand that you may rescind (that is, cancel) this Agreement within fifteen (15) calendar days following your execution of this Agreement with respect to claims under the Minnesota Human Rights Act. You understand that you may rescind this Agreement within seven (7) calendar days following your execution of this Agreement with respect to claims under the Age Discrimination in Employment Act. You have been further informed and understand that the rescission must be in writing and delivered to the Company, or, if sent by mail, postmarked within the applicable time period, sent by certified mail, return receipt requested, and addressed as follows: General Counsel, Fingerhut Companies, Inc., 4400 Baker Road, Minnetonka, MN 55343. You understand that the Company will have no obligations under this Agreement in the event such notice is timely delivered.

         If you exercise your right of rescission under Section 11 of this Agreement, the Company shall have the right, exercisable by written notice delivered to the Employee, to terminate this Agreement in its entirety, in which event the Company shall have no obligation whatsoever to the you hereunder. You understand that if you rescind this Agreement in accordance with the provisions of Section 11, this Agreement is null and void; however, any rescission does not affect your resignation as an employee of the Company effective March 31, 1999.

         12. EFFECTIVE DATE. This Agreement does not become effective until the sixteenth day after you sign it and then only if you have not rescinded it by following the procedures of Section 11.

         13. ARBITRATION OF DISPUTES. Any and all claims or disputes of any nature between the parties arising from or related to any event, act, claim, demand, commission or omission by the Company following the date on which this Agreement is signed shall be resolved exclusively by arbitration before the American Arbitration Association in Minneapolis, Minnesota pursuant to the Association's rules for commercial arbitration. The decision of the arbitrator(s) shall be final and binding upon both parties. Judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. In the event of submission of any dispute to arbitration, each party shall, not later than thirty (30) days prior to the date set for hearing, provide to the other party and to the Arbitrator(s) a copy of all exhibits upon which the party intends to rely at the hearing and a list of all persons whom the party intends to call as witnesses at the hearing. You and the Company agree that all documents used in the Arbitration shall be considered "Confidential" and shall be subject to a Protective Order. You and the Company further agree that all matters relating to the Arbitration shall be treated as confidential and that you shall not disclose any information relating to the Arbitration to any individual or entity other than you, your spouse, counsel, and the arbitrator. The prevailing party shall be awarded reasonable attorneys' fees and out-of-pocket costs.

         14. NOTICES. All notices and other communications thereunder or in connection herewith shall be deemed to have been duly given if they are in writing and delivered personally or sent by registered or certified mail, return receipt requested and first-class postage prepaid. They shall be addressed:

            (a) If to the Company: 4400 Baker Road, Minnetonka, MN 55343,
            Attention: General Counsel, and

            (b) If to Tom Vogt: 120 Mallard Lane, Lorretto, Minnesota 55437 unless notice of a change of address is given to either party by the other pursuant to the provisions of this Section 15.

         15. NON-ADMISSION. This Agreement shall not in any way be construed as an admission by the Company that it has acted wrongfully against you or violated any law or statute or that you have any right whatsoever against the Company and the Company specifically disclaims any liability to, or wrongful acts against you, on the part of itself, its directors, its employees, its representatives or its agents.

         16. BREACH OF AGREEMENT. If you breach any of the provisions of this Agreement, your entitlement to compensation under this Agreement shall immediately cease and you shall be required to repay all amounts paid under the Agreement except for amounts paid for consulting services actually performed up until the date of the breach which services shall be compensated at the level of $300 per hour.

         17. MISCELLANEOUS.

            (a) This Agreement and the rights and obligations of the parties hereunder shall not be assignable, in whole or in part, by either party without the prior written consent of the other party.

            (b) The various headings or captions in this Agreement are for convenience only and shall not affect the meaning or interpretation of this Agreement.

            (c) This Agreement shall be construed and enforced in accordance with the laws of the State of Minnesota, both as to interpretation and performance, without regard to Minnesota's choice of law rules, it being the intent of the parties that the internal laws and forum of the State of Minnesota shall govern any and all disputes arising out of or relating to this Agreement. By the execution of this Agreement, the parties hereto consent to the jurisdiction of the state and federal courts of the State of Minnesota, and further consent to service of process by mail for purpose of instituting legal proceedings.

            (d) Any provision of this Agreement which is prohibited or unenforceable shall be ineffective only to the extent of such portion without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provisions however, if Section 7 of this Agreement is held invalid, illegal or unenforceable, in its entirety, this Agreement will be considered voidable, and, if you seek to void this Agreement, you agree that you will immediately repay to the Company the total amount of consideration paid to you under this Agreement less the amount to be paid to you at the rate of $300 per hour for consulting services actually performed.

            (e) This Agreement contains the entire understanding between the parties with respect to your resignation from employment and it supersedes all discussions, representations, oral agreements and negotiations between the parties on this subject. Any amendments, modifications or waivers of the provisions of this Agreement shall be valid only if they have been reduced to writing and signed by the parties. The terms of this Section shall not be deemed to have been waived by oral agreement, course of performance or by any other means other than a written agreement expressly providing for such waiver.

            (f) You hereby affirm and acknowledge that you have read the foregoing Agreement and that you have been advised to consult with an attorney prior to signing this Agreement. You agree that the provisions set forth in this Agreement are written in language understandable to you and further affirm that you understand the meaning of the terms of this Agreement and their effect. You represent that you entered into this Agreement freely and voluntarily.

         If you are in agreement with the terms set forth in this letter, please sign both copies and return one to Fingerhut Corporation. The offer made by the Company in this letter shall be null and void if Fingerhut Company does not receive an executed acceptance on or before the close of business on January 4, 1999.

         IN WITNESS WHEREOF, the parties have executed this Agreement by their signatures below.





                                   ACCEPTANCE

Accepted this 4TH day of January, 1999.


                                        /s/ THOMAS C. VOGT
                                        ---------------------------------------

SUBSCRIBED AND SWORN
to before me this ____ day
Of ___________, 1999

  /s/
----------------------------------

                                        FINGERHUT CORPORATION
                                        By   /s/ MICHAEL P. SHERMAN
                                           ------------------------------------
                                            Its  EXECUTIVE VICE PRESIDENT
                                                -------------------------------

SUBSCRIBED AND SWORN
To before me this ____ day
Of _____________, 1999

  /s/
----------------------------------